April 29, 2010	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 8, 2010 concerning Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2010, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	Although the fund may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please confirm with the staff that the fund will post its proxy materials on the Internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. No. 34-56135; File No. S7-03-07 (Aug. 1, 2007). See also Internet Availability of Proxy Materials, Investment Company Act Rel. No. 27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

The Trust confirms that it will post its proxy materials on the Internet as required by Rule 14a-16 under the Securities Exchange Act of 1934.

Mr. Sonny Oh

April 29, 2010

FACING SHEET

1.	Please provide the caption “Title of Securities Being Registered” and the relevant disclosure required by the instructions to the Form N-1A facing sheet.

The Trust has made the requested change.

PROSPECTUS

1.	Back Cover Page

(a)	Please conform the disclosure preceding and following the SEC website to that provided in Item l(b)(3), e.g., “EDGAR” in lieu of “IDEA” and provide the correct zip code for Public Reference Room.

The Trust has made the requested change.

(b)	Please confirm with the staff that the Investment Company Act file number provided complies with font size requirements of Item l(b)(4).

The Trust has revised the file number to comply with the font size requirements of Item 1(b)(4).

2.	Fees and Expenses of the Portfolio

(a)	With respect to any Portfolio’s fee table that reflects a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the table. If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table or provided in a footnote thereto (and revise the preamble to the Example accordingly).

The Trust confirms that, with respect to each fee table that reflects a fee waiver and/or expense reimbursement arrangement for a Portfolio, it is anticipated that that arrangement will result in an actual reduction in that Portfolio’s “Total Annual Portfolio Operating Expenses” shown in the table for the current fiscal year.

(b)	With respect to any Portfolio’s fee table that reflects a fee waiver and/or expense reimbursement, please confirm that the caption for the final line item uses the term “Net Annual” in lieu of “Total Annual.” See, e.g., page 4 of the Allocation prospectus.

Mr. Sonny Oh

April 29, 2010

The Trust has revised the caption for the final line of the fee table on page 4 of the prospectus for the AXA Allocation Portfolios so that it uses the term “Net Annual” instead of “Total Annual.” The Trust confirms that the caption for the final line item of each other fee table in the prospectuses currently uses the term “Net Annual” instead of “Total Annual,” as applicable.

3.	Example

(a)	For consistency in terminology, in the preamble to the Example, please use “mutual funds” or “portfolios” in lieu of “investment options.”

The Trust has made the requested change by inserting the term “portfolios” in place of the term “investment options” in the narrative disclosure accompanying the Example.

(b)	Please revise the format of the Example table to comply with that set forth under Item 3 (i.e., the rows should represent classes or shares and the columns should represent each time period).

The Trust has made the requested change.

4.	Investments, Risk, and Performance - Principal Investment Strategies of the Portfolio

(a)	For the Multimanager Portfolios, please provide additional disclosure per Item 9(b) with respect to the principal investment strategies employed by the sub-advisers of the Active Allocated Portions of each Portfolio when applicable. Specifically, the summaries for all but the Large Cap Core Equity Portfolio list three or four sub-advisers, but each summary only provides disclosure for two strategies. Please revise the disclosure to compare the approaches of each Active Allocated Portion of each Portfolio.

Consistent with Item 9(b)(2) of Form N-1A, the Trust has added a general description of the active strategies that may be used by the sub-advisers to the Active Allocated Portions under “More About Investment Strategies & Risks” of the Prospectus. In addition, the Trust has clarified the disclosure in certain summaries regarding the investment policies and strategies of the Active Allocated Portions. Please note that the Trust has not added a comparison of the approaches of the Active Allocated Portions of each Portfolio because the Trust does not believe that such a comparison is required by Item 9(b)(2), which only requires a fund to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell….”

Mr. Sonny Oh

April 29, 2010

(b)	Please consistently add disclosure for each Multimanager Portfolio, as applicable, with respect to how a Portfolio may change its 80% investment policy. For example, please note the disclosure in the second sentence of the first paragraph of the summary for the Multimanager Mid Cap Growth Portfolio on page 24 compared to the lack of such disclosure in the first paragraph of the summary for the Multimanager Aggressive Equity Portfolio on page 1. In addition, please revise the disclosure under “80% Policies” on page 53 to clarify that the “particular type of investment” is based upon the type of investment connoted by the name of the Portfolio.

The Trust has made the requested changes.

(c)	For the Multimanager Portfolios, please describe all investment strategies that correspond to any of the principal risks identified under “The Principal Risks of Investing in the Portfolio.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to investment strategies corresponding to the following principal risks:

Multimanager Prospectus

(i)	Multimanager Core Bond Portfolio on page 5: Below Investment Grade Securities (“Junk Bonds”) and Liquidity Risk.

The Multimanager Core Bond Portfolio does not invest in bonds that are rated below investment grade as a principal investment strategy and, therefore, does not disclose this strategy in the summary section of the prospectus. The disclosure regarding bonds that are rated below investment grade in the description of Credit Risk does not authorize the Portfolio to invest in such bonds, but rather provides context for investors regarding the relative risks of investing in bonds by describing the different levels of credit risk.

Similarly, the Portfolio does not invest in illiquid securities as a principal investment strategy and, therefore, does not disclose this strategy in the summary section. The disclosure regarding principal risks of the Portfolio includes “Liquidity Risk” in light of recent market events, during which even the most liquid, highly-rated debt securities experienced periods when they were more difficult to trade, even if they were not technically illiquid.

Mr. Sonny Oh

April 29, 2010

The Trust believes that these disclosures are consistent with Item 4 of Form N-1A. Accordingly, the Trust has not made any changes in response to this comment, and respectfully requests that the staff reconsider this comment.

(ii)	For any Portfolio that has a principal investment strategy that includes investments in “junk bonds,” please disclose the extent to which the Portfolio may invest in junk bonds.

The Trust has made the requested change.

(iii)	Multimanager International Equity Portfolio on page 9: Liquidity Risk.

Please see the response to Comment 4(c)(i) above.

(iv)	For any Portfolio that has a principal investment strategy that includes investments in derivatives, please disclose the extent to which the Portfolio may invest in derivatives.

The Trust has made the requested change.

(d)	For the Allocation and Target Allocation Portfolios, please revise the principal investment strategies section to note those principal strategies that in the aggregate constitute principal strategies for the top-tier Portfolio.

The Trust believes that the current disclosure provides the information that is requested in the staff’s comment and required by Item 4 of Form N-1A. The Trust also notes that detailed disclosure regarding the Underlying Portfolios in which the Allocation and Target Allocation Portfolios may invest is included in each prospectus in the section entitled “Information Regarding the Underlying Portfolios.” Accordingly, the Trust has not made any changes in response to this comment, and respectfully requests that the staff reconsider this comment. Please note, however, that the Trust has made certain changes to the related risk disclosure in response to Comments 5(b)(iii) and (c)(iv) below.

(e)	For the Allocation Portfolios, please disclose that “high yield bonds” and “high yield fixed income assets” are also known as “junk bonds.”

The Trust has made the requested change.

Mr. Sonny Oh

April 29, 2010

(f)	In lieu of footnotes to the chart for the Target Allocation prospectus, please revise the captions to reflect the content of the footnotes.

The Trust has made the requested change.

5.	Investments, Risk, and Performance - The Principal Risks of Investing in the Portfolio

(a)	Please either combine the second and third sentences of the preamble or delete the third sentence as required by Item 4(b)(1)(i).

The Trust has deleted the third sentence of the preamble in each prospectus.

(b)	Please note that the risk disclosure provided under this section should be in summary form as required by Item 4(b). Therefore, when possible, please revise the descriptions of each principal risk in order to better comply with the Item requirement. The staff recognizes that the summaries of certain risks may vary only slightly or not at all due to the inherent brevity of their full descriptions (see, e.g., the summary of Large-Cap Company Risk on page 2 and its fuller description on page 52 of the Multimanager prospectus). However, in other instances, it appears that the summary of the principal risk disclosure provided under Item 4(b) appears to attempt to also fulfill the disclosure requirements of Item 9(c) or could be revised to better comply with the requirement that it be in summary form. In the latter instance, please note that the staff expects a summary description of a principal risk (Item 4(b)) and fuller discussion of the principal risk (Item 9(c)) to be provided in every instance. By way of example (though not exhaustive), for the following Portfolios, please provide a fuller discussion of the principal risks summarized or revise the disclosure to better summarize the principal risks:

Multimanager Prospectus

(i)	Multimanager Aggressive Equity Portfolio on page 1: Index Strategy Risk is not described in the fuller discussion of principal risks beginning on page 50.

The Trust has added additional detail to the description of “Index Strategy Risk” in the “More About Investment Strategies & Risks” section.

(ii)	The description of Foreign Securities Risk for the Multimanager Aggressive Equity Portfolio on page 1 may appear to be an appropriate summary of its fuller description on page 51 (per Item 9(c)), which also includes descriptions of various components of foreign securities risk. However, the same does not necessarily hold true of the summary of the same risk for the Multimanager Core Bond Portfolio on page 5 and the Multimanager International Equity Portfolio on page 9. In the latter cases, the summary of the risk should not duplicate the fuller description on page 51 of Foreign Securities Risks and its applicable components but actually summarize it.

Mr. Sonny Oh

April 29, 2010

The Trust has added additional detail to the descriptions of the components of “Foreign Securities Risk” where appropriate in the “More About Investment Strategies & Risks” section.

Allocation and Target Allocation Prospectuses

(iii)	In lieu of the list of risks associated with Underlying Portfolios, under “Risks Related to Investments in Underlying Portfolios” or “Risks of Other Investment Companies,” respectively, please provide a summary of each risk as required by Item 4(b) and then provide a fuller discussion of the risk as Item 9(c) disclosure. In doing so, please only provide the principal risks for each Portfolio.

The Trust has made the requested changes.

(c)	Please describe any risks that correspond to any of the principal investment strategies identified under “Principal Investment Strategies of the Portfolio.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to risks corresponding to principal investment strategies in the following types of investments:

Multimanager Prospectus

(i)	Multimanager Aggressive Equity Portfolio on page 1: Common and Preferred Stocks, Warrants, Convertible Securities, ETFs (please define upon first use), Futures and Options, Cyclical Industries, and Emerging Growth Companies.

Common stocks, preferred stocks, warrants and convertible securities are classified as equity securities. The principal risks of investing in equity securities currently are described under “Equity Risk.” Similarly, futures and options are types of derivatives investments. The principal risks of investing in derivatives currently are described under “Derivatives Risk.” The Trust also believes that the principal risks of investing in securities of issuers that are in cyclical industries or that are emerging growth companies are accurately summarized in the current principal risk disclosure (e.g., Equity Risk and Foreign Securities Risk). Accordingly, the Trust has not made any changes in response to these portions of the comment, and respectfully requests that the staff reconsider these portions of the comment.

Mr. Sonny Oh

April 29, 2010

However, in response to the staff’s comment on ETFs, the Trust has deleted references to investments in ETFs in the summary for this Portfolio and for other Portfolios that are not expected to invest in ETFs as part of their principal investment strategies.

(ii)	Multimanager Core Bond Portfolio on page 5: U.S. Government as opposed to Corporate Debt, Mortgage- and Asset-Backed Securities, ETFs, and Active and Frequent Trading.

The Trust believes that the principal risks of investing in U.S. government securities, corporate debt securities and mortgage- and asset-backed securities are accurately described in the current principal risk section of the summary for this Portfolio. Accordingly, the Trust has not made any changes in response to these portions of the comment, and respectfully requests that the staff reconsider these portions of the comment. However, in response to the staff’s comment on active and frequent trading, the Trust has added “Portfolio Turnover Risk” as a principal risk of investing in the Portfolio.

(iii)	Multimanager International Equity Portfolio on page 9: Common and Preferred Stocks, Warrants, Convertible Securities, ETFs, and Futures and Options.

Please see response to Comment 5(c)(i) above.

Allocation and Target Allocation Prospectuses

(iv)	After the first paragraph under “Principal Investment Strategies of the Portfolio,” please revise the summary of principal risks to provide a summary of each principal risk associated with each Portfolio that in the aggregate is expected to be a principal risk for the top-tier Portfolio as required by Item 4(b) and then provide a fuller discussion of the risk as Item 9(c) disclosure.

Mr. Sonny Oh

April 29, 2010

Please see the response to Comment 4(d) above. However, in response to the staff’s comment, the Trust has added additional principal risk disclosure to the portfolio summaries in the prospectuses for the Allocation and Target Allocation Portfolios.

6.	Investments, Risk, and Performance – Risk/Return Bar Chart and Table

For the Multimanager prospectus, please delete any disclosure attempting to add to the caveat that past performance is not an indicator of future performance, e.g., the sentence beginning with “This may be particularly true. . . .”

The Trust has made the requested change by deleting the relevant disclosure from the portfolio summaries and inserting similar disclosure on page 60 of the prospectus for the Multimanager Portfolios.

7.	Who Manages the Portfolio

(a)	For the prospectus for the Multimanager Portfolios, please delete the preamble preceding the identification of the portfolio managers for the investment manager, as additional information about the investment manager that is not specifically required or permitted by Item 5 should not be provided. For the prospectuses for the Allocation and Target Allocation Portfolios, please only provide the disclosure as permitted by Item 5(b).

The Trust believes that the disclosure referenced in the staff’s comment is required in the prospectus for the Multimanager Portfolios under Condition 2 of the Trust’s Multi-Manager Order, which provides that the Trust must (i) “prominently” disclose that the Manager has the responsibility to oversee sub-advisers and recommend their hiring, termination and replacement, (ii) disclose the existence, substance and effect of the Order and (iii) hold itself out to the public as employing the management structure described in the Order. Accordingly, the Trust has not made any changes to the Multimanager prospectus in response to the staff’s comments, and respectfully requests that the staff reconsider this comment with respect to that prospectus. However, in response to the staff’s comment on the prospectuses for the Allocation and Target Allocation Portfolios, the Trust has made the requested change.

(b)	Please reconcile the inclusion of the portfolio managers for the investment manager in most but not all Multimanager Portfolios; for example, compare page 3 with pages 7 and 18. In doing so, please also confirm compliance with Item 5(b).

Mr. Sonny Oh

April 29, 2010

The Trust has included disclosure regarding AXA Equitable portfolio managers for certain Multimanager Portfolios because AXA Equitable, rather than a sub-adviser, has direct day-to-day responsibility for managing the assets of a portion of each of these Portfolios, in addition to its responsibility as Manager to oversee the sub-advisers to other portions of the Portfolios. The Trust has not included such disclosure for the Multimanager Core Bond Portfolio or the Multimanager Large Cap Growth Portfolio because AXA Equitable does not have direct day-to-day responsibility for managing the assets of any portion of such Portfolios. Accordingly, the Trust has not made any changes in response to this comment, and respectfully requests that the staff reconsider this comment.

(c)	Please confirm that all portfolio managers listed in response to Item 5(b) are in fact responsible for the day-to-day management of a Portfolio, e.g., Arthur J. Bauernfeind, Chairman of Westfield Capital Management L.P. on page 19.

The Trust confirms that the portfolio managers listed in response to Item 5(b) are responsible for the day-to-day management of the relevant Portfolio.

(d)	Please note that not all dates for “Date Began Managing a Portion of the Portfolio” in the tables have been provided.

The Trust notes this comment and confirms that all dates for “Date Began Managing a Portion of the Portfolio” in the tables will be provided in the filed prospectuses.

(e)	For the Allocation and Target Allocation Portfolios, please confirm with the staff that no one other than Mr. Kozlowski has day-to-day management responsibility for each of the Portfolios.

The Trust confirms that no one other than Mr. Kozlowski has day-to-day management responsibility for each of the Allocation and Target Allocation Portfolios.

8.	Item 12 Distribution Arrangements

(a)	Please note that General Instruction C.3(a) requires that all disclosure required by Item 12 (Distribution Arrangements) be provided in one place in the prospectus.

Therefore, please move the disclosure regarding the 12b-1 plans (Item 12(b)) on pages 90, 48, and 36, respectively, of the prospectuses so that it appears with the disclosure regarding expense limitation agreements (and commission recapture programs) on pages 48, 44, and 32, respectively, of the prospectuses.

Mr. Sonny Oh

April 29, 2010

The Trust has not made any changes in response to this comment. The Trust notes that the disclosure regarding expense limitation agreements and commission recapture programs is not required to be disclosed under Item 12 and, therefore, does not need to appear in the same place as the disclosure regarding the 12b-1 plans.

(b)	Please provide the disclosure required by Item 12(a)(5) with respect to the availability of such information on the registrant’s website.

Item 12(a)(5) is not applicable to the Trust because none of the Portfolios impose sales loads. Therefore, the Trust has not made any changes in response to this comment.

9.	More About Investment Strategies & Risks

(a)	In the section on principal and general risks, so as to not obscure the discussion of principal risks, please provide the discussion of principal risks before the discussion of any non-principal risks.

Moreover, with respect to the Allocation and Target Allocation Portfolios, beginning on pages 18 and 13, respectively, it is unclear whether the Portfolios’ principal risks have been identified or fully described within the prospectus (see last two sentences of second paragraph of preamble to “Risks”).

The Trust respectfully disagrees that the discussion of principal risks is obscured because it follows the discussion of general risks and, therefore, the Trust has not made any changes in response to this part of the staff’s comment. However, the Trust has revised the last sentence of the preamble to “Risks” in response to the second part of the staff’s comment.

(b)	Please confirm that all principal risks identified in this section correspond to all principal risks identified in the principal risk summary for each Portfolio.

Mr. Sonny Oh

April 29, 2010

By way of example (though not exhaustive), for the following Portfolios, please note that principal risk disclosure appears in the summary but not in this section, or appears in this section but not in any summary:

Multimanager Prospectus

(i)	Index Strategy Risk appears on page 2, but not in this section.

The Trust has moved the description of Index Strategy Risk from the general risk section to the detailed portfolio risk section under the heading “More About Investment Strategies & Risks.”

(ii)	Investment Style Risk appears on page 14, but not in this section.

The Trust has moved the description of Investment Style Risk from the general risk section to the detailed portfolio risk section under the heading “More About Investment Strategies & Risks.”

(iii)	Sector Concentration and Technology Sector Risks appears on page 45, but not in this section.

The Trust has added Sector Concentration and Technology Sector Risks to the section “More About Investment Strategies & Risks.”

(iv)	Convertible Securities Risk appears on page 50, but not in any summary.

The Trust has not made any changes in response to this comment. The Trust has included Convertible Securities Risk under “More about investment strategies and risks” and not in any summary because certain Portfolios may be subject to Convertible Securities Risk, but not as a principal risk. The Trust believes that this approach is consistent with the requirements of Form N-1A.

(v)	Components of Foreign Securities Risk other than Currency Risk and Emerging Markets Risk appear on page 51, but not in any summary.

The risk summaries for certain Portfolios include some, but not all, of the components of Foreign Securities Risks because the Trust believes that the listed risks are principal risks of the relevant Portfolio, while others are not. The Trust believes that this approach is consistent with the requirements of Form N-1A.

(vi)	Initial Public Offering (“IPO”) Risk appears on page 51, but not in any summary.

Please refer to the response to Comment 9(b)(iv) above.

Mr. Sonny Oh

April 29, 2010

(c)	Please reconcile the name of the asset category in the table on page 17 of the Allocation prospectus with the asset category name “High Yield” provided in the table on page 16.

The Trust has made the requested change.

(d)	Under “Changes in Investment Objectives, and Principal Investment Strategies” on pages 53, 18, and 13, respectively, of the prospectuses, please specifically identify each Portfolio that has an investment objective that may be changed without shareholder approval. See Item 9(a).

The Trust notes that the current disclosure states that all investment objectives “that are not specifically designated as fundamental may be changed without shareholder approval,” and none of the Portfolios’ investment objectives is designated as fundamental in the prospectuses. The Trust does not believe that Item 9(a) requires additional disclosure and, therefore, the Trust has not made any changes in response to this comment.

(e)	When discussing principal investment strategies, please clearly identify the principal and non-principal strategies, with any discussion of principal strategies preceding any discussion of non-principal strategies.

For example, on page 54 of the Multimanager prospectus, please be clear as to whether Indexing and Allocation Strategies are principal investment strategies and also be clear as to the remaining strategies discussed.

Please also clarify whether the “Additional Strategies” discussed in the latter two prospectuses on pages 18 and 13, respectively, also represent principal strategies.

The Trust does not believe that these changes are required by Form N-1A and, therefore, respectfully declines to make any changes in response to this comment. The Trust notes that each Portfolio’s summary clearly identifies that Portfolio’s principal investment strategies. Therefore, the strategies discussed in the sections “More About Investment Strategies & Risks” and “Additional Strategies” represent principal strategies of a particular Portfolio only to the extent that they are identified as such in the Portfolio’s summary.

(f)	As to each principal investment strategy and risk discussed, please consider identifying the Portfolios in all the prospectuses to which any principal investment strategy or risk applies.

Mr. Sonny Oh

April 29, 2010

The Trust believes that the current disclosure in the prospectuses adequately identifies which investment strategies and risks are principal investment strategies and principal risks of a particular Portfolio and, therefore, has not made any changes in response to this comment.

(g)	Please revise the temporary defensive disclosure on pages 56, 18, and 13, respectively, of the prospectuses to be more consistent with the disclosure in each other prospectus and to better conform with the specific language provided by Instruction 6 to Item 9(b)(1).

The Trust has revised the temporary defensive disclosure in the prospectuses as requested.

(h)	Please reconcile the inclusion of the last sentence under “Temporary Defensive Investments” on page 18 of the Allocation prospectus with its absence from the corresponding section on page 13 of the Target Allocation prospectus.

The Trust has reconciled the disclosure as requested.

10.	More Information on Investing in ETFs (page 57 of Multimanager Prospectus)

With respect to the Allocation and Target Allocation prospectuses, if ETFs Risk represents a principal risk for any of their Portfolios, then please incorporate the disclosure on page 57 of the Multimanager Portfolio prospectus into the discussion of ETFs Risk on, respectively, pages 20 and 15.

The Trust has not made any changes in response to this comment as ETFs Risk does not represent a principal risk for any of the Allocation or Target Allocation Portfolios.

11.	For the Allocation and Target Allocation prospectuses, please confirm that each of the principal risks identified for the Underlying Portfolios in the tables beginning on pages 25 and 20, respectively, that also represent a principal risk for the top-tier Portfolio have also been described in full in the discussion of (principal) risks.

The Trust confirms that each of the Underlying Portfolio’s principal risks that also is a principal risk for the top-tier Portfolio has been fully described in the discussion of principal risks.

12.	In the table beginning on page 63 of the Multimanager prospectus, please revise the caption to the middle column in light of the fact that AXA Equitable has been added for certain Portfolios, i.e., it is unclear whether its role is as a sub-adviser or not.

Mr. Sonny Oh

April 29, 2010

The Trust has made the requested change.

13.	Please note the redundancy of the disclosure provided in the table at the bottom of page 82 of the Multimanager prospectus with the commission recapture program disclosure on page 48.

The Trust has deleted the redundant disclosure from page 82.

STATEMENT OF ADDITIONAL INFORMATION

1.	Under “Description of the Trust” on page 2, please disclose, if applicable, which Portfolios are diversified as required by Item 16(a).

For those that are not, please provide the disclosure required by Item 4(b)(l)(iv), where appropriate, in the applicable prospectus.

The Trust has revised the disclosure to indicate that each of the Portfolios is diversified.

2.	With respect to the discussion on the portfolio holdings disclosure policy (e.g., page 38 of Multimanager prospectus), please confirm with the staff and disclose whether the duty not to trade is imposed regardless of whether it is “in violation of applicable federal securities laws,” i.e., the duty exists without the added disclosure.

The Trust has deleted the quoted disclosure in response to this comment.

3.	Please disclose the number of meetings held in the past fiscal year by the Valuation Committee on page 43.

The Trust has not made any changes in response to this comment. The Valuation Committee is not a board committee and, therefore, the Trust does not believe the requested disclosure is required by Form N-1A.

PART C

1.	Please confirm compliance with Item 25.

The Trust confirms compliance with Item 25.

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of an EDGAR correspondence in regard to the comments above regarding the Post-Effective Amendment.

Mr. Sonny Oh

April 29, 2010

However, please provide responses to Prospectus comments 2 through 7 prior to the effective date of the filing.

This response letter and a “Tandy” letter have been filed in the form of EDGAR correspondence with Post-Effective Amendment No. 27. In addition, a letter responding to the Prospectus comments 2 through 7 was provided to the SEC staff on March 23, 2010.

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Should you have any further comments on this matter, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.

Armando (Dino) Capasso, Esq.

AXA Equitable Life Insurance Company

Sarah E. Connolly, Esq.

K&L Gates LLP